UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rover Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

77936F103
(CUSIP Number)

Menlo ventures

ATTN: DEBORAH cARRILLO, GENERAL COUNSEL

2884 Sand Hill Road, Suite 100
menlo park, california 94025

TELEPHONE: (650) 854-8540

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Menlo Ventures XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,372,764 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,372,764 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,372,764 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.5% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Menlo Special Opportunities Fund, L.P. (“MSOP”), MMSOP, L.P. (“MMSOP”), Menlo Ventures XI, L.P. (“Menlo XI”), MMEF XI, L.P. (“MMEF XI,” and together with MSOP, MMSOP and Menlo XI, the “Menlo Funds”), MSOP GP, L.L.C. (“MSOP GP”) and MV Management XI, L.L.C. (“MVM XI,” and together with MSOP GP and the Menlo Funds, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 11,372,764 shares of Common Stock held by Menlo XI. MVM XI serves as the general partner of Menlo XI and, as such, MVM XI possesses voting and dispositive power over the shares held by Menlo XI, and may be deemed to have indirect beneficial ownership of the shares held by Menlo XI.

(3)	This percentage is calculated based upon 174,737,540 shares of Common Stock issued and outstanding after giving effect to the issuance of the Earnout Shares (as defined herein), as reported to the Reporting Persons by the Issuer.

2.

1.	Name of Reporting Persons MMEF XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 442,274 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 442,274 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,274 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0.3% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 442,274 shares of Common Stock held by MMEF XI. MVM XI serves as the general partner of MMEF XI and, as such, MVM XI possesses voting and dispositive power over the shares held by MMEF XI, and may be deemed to have indirect beneficial ownership of the shares held by MMEF XI.

(3)	This percentage is calculated based upon 174,737,540 shares of Common Stock issued and outstanding after giving effect to the issuance of the Earnout Shares as reported to the Reporting Persons by the Issuer.

3.

1.	Name of Reporting Persons MV Management XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,815,038 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,815,038 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,815,038 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.8% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 11,372,764 shares of Common Stock held by Menlo XI, and (ii) 442,274 shares of Common Stock held by MMEF XI. MVM XI serves as the general partner of Menlo XI and MMEF XI and, as such, MVM XI possesses voting and dispositive power over the shares held by Menlo XI and MMEF XI, and may be deemed to have indirect beneficial ownership of the shares held by Menlo XI and MMEF XI.

(3)	This percentage is calculated based upon 174,737,540 shares of Common Stock issued and outstanding after giving effect to the issuance of the Earnout Shares as reported to the Reporting Persons by the Issuer.

4.

1.	Name of Reporting Persons Menlo Special Opportunities Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,596,527 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,596,527 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,596,527 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 3.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 5,596,527 shares of Common Stock held by MSOP. MSOP GP serves as the general partner of MSOP and, as such, MSOP GP possesses voting and dispositive power over the shares held by MSOP, and may be deemed to have indirect beneficial ownership of the shares held by MSOP.

(3)	This percentage is calculated based upon 174,737,540 shares of Common Stock issued and outstanding after giving effect to the issuance of the Earnout Shares as reported to the Reporting Persons by the Issuer.

5.

1.	Name of Reporting Persons MMSOP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 91,001 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 91,001 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,001 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 91,001 shares of Common Stock held by MMSOP. MSOP GP serves as the general partner of MMSOP and, as such, MSOP GP possesses voting and dispositive power over the shares held by MMSOP, and may be deemed to have indirect beneficial ownership of the shares held by MMSOP.

(3)	This percentage is calculated based upon 174,737,540 shares of Common Stock issued and outstanding after giving effect to the issuance of the Earnout Shares as reported to the Reporting Persons by the Issuer.

6.

1.	Name of Reporting Persons MSOP GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,687,528 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,687,528 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,687,528 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 3.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 5,596,527 shares of Common Stock held by MSOP, and (ii) 91,001 shares of Common Stock held by MMSOP. MSOP GP serves as the general partner of MSOP and MMSOP and, as such, MSOP GP possesses voting and dispositive power over the shares held by MSOP and MMSOP, and may be deemed to have indirect beneficial ownership of the shares held by MSOP and MMSOP.

(3)	This percentage is calculated based upon 174,737,540 shares of Common Stock issued and outstanding after giving effect to the issuance of the Earnout Shares as reported to the Reporting Persons by the Issuer.

7.

Explanatory Note: This Amendment No. 1 (the “Amendment”) which amends the Schedule13D filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2021 (the “Original Schedule 13D”) is being filed on behalf of Menlo Special Opportunities Fund, L.P. (“MSOP”), MMSOP, L.P. (“MMSOP”), Menlo Ventures XI, L.P. (“Menlo XI”), MMEF XI, L.P. (“MMEF XI,” and together with MSOP, MMSOP and Menlo XI, the “Menlo Funds”), MSOP GP, L.L.C. (“MSOP GP”), and MV Management XI, L.L.C. (“MVM XI,” and together with MSOP GP and the Menlo Funds, the “Reporting Persons”) and relates to the Class A Common Stock, $0.0001 par value per share (“Common Stock”), of Rover Group, Inc., a Delaware corporation (the “Issuer” or “Rover”). This Amendment is being filed by the Reporting Persons to report the issuance of certain Earnout Shares by virtue of the achievement of the conditions for issuance, as described in the Original Schedule 13D. Accordingly, the number of securities beneficially owned by the Reporting Persons has increased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Effective September 29, 2021, by virtue of the volume weighted average trading price of the Common Stock over the 20 trading days preceding and inclusive of September 29, 2021 (representing the achievement of two of three earnout triggering events), the former stockholders of Legacy Rover received an aggregate of 17,540,964 Earnout Shares, with the Menlo Funds receiving an aggregate of 2,161,860 Earnout Shares, as follows:

Menlo Fund	Earnout Shares
Menlo Ventures XI, L.P.	1,404,728
MMEF XI, L.P.	54,628
Menlo Special Opportunities Fund, L.P.	691,264
MMSOP, L.P.	11,240

Following the achievement of these two triggering events, the Menlo Funds remain entitled to receive an aggregate of 361,686 shares of Common Stock, for no additional consideration, if the volume weighted average trading price of the Common Stock over twenty trading days within any thirty trading day period during the seven year period following the Closing Date is greater than or equal to $16.00.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

The Reporting Persons beneficially own, in the aggregate, 17,502,566 shares of Common Stock. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 10.0% of the outstanding shares of Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned are based upon 174,737,540 shares of Common Stock issued and outstanding after giving effect to the issuance of the Earnout Shares as reported to the Reporting Persons by the Issuer.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, or a member of a “group,” within the meaning of Section 13 of the Exchange Act.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Except as described herein, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

8.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 12, 2021

Menlo Ventures XI, L.P.

By:	MV Management XI, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MMEF XI, L.P.

By:	MV Management XI, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MV Management XI, L.L.C.

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

Menlo Special Opportunities Fund, L.P.

By:	MSOP GP, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MMSOP, L.P.

By:	MSOP GP, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MSOP GP, L.L.C.

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

9.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

10.